Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 5, 2023

1. Date, Time and Place: September 5, at 10:00 a.m., the Board of Directors ("Board") of Suzano S.A. ("Suzano" or "Company") met by digital form (videoconference).

2. Attendance: The following Directors of the Company attended the meeting representing its totality: David Feffer (Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Nildemar Secches (Vice-Chairman of the Board), Ana Paula Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo (“Directors”).

3. Call Notice: The meeting was called timely, under the terms of article 13 of the Company's Bylaws and of clause 6.1 of the Board's Internal Regulations.

4. Chairman and Secretary: Mr. David Feffer presided over the meeting and Mr. Marcos Moreno Chagas Assumpção acted as the secretary.

4. Agenda: (1) analysis and resolution on the issuance of the tenth (10th) issue of common debentures, not convertible into shares, unsecured, in two series, by the Company ("Debentures"), in the total amount of up to BRL 2,000,000,000.00 (two billion Brazilian reais) ("Issuance"), which will be object of a public distribution offering, according to the automatic distribution registration procedure, pursuant to Law No. 6,385, of December 7, 1976, as amended ("Law 6,385"), of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 160, of July 13, 2022, as amended ("CVM Resolution 160") and of the other applicable legal and regulatory provisions ("Offering"), under a firm-commitment placement regime; (2) analysis and resolution on the hiring of service providers necessary to execute the Offering, including, without limitation, the financial institutions integrating the securities system responsible for the placement and intermediation of the Offering ("Underwriters"), the fiduciary agent, the settlement agent, the bookkeeping agent, the rating agency and the legal counsels ("Service Providers"); (3) analysis and resolution for the execution of all and any instruments, contracts and documents and their eventual amendments and for the practice of all the necessary or suitable acts for the formalization of the above resolutions, including the amendment to the Indenture to reflect the final rate of the Remuneration of the Debentures ; (4) the execution of derivative transactions linked to the Debentures, with the exclusive purpose of hedge or protection that does not allow the leveraging of risk; (5) authorize the Company's officers and/or their legally appointed attorneys-in-fact, pursuant to the provisions of the Company's Bylaws, to represent the Company in the practice of all the necessary or suitable acts for the formalization of the above resolutions, including, without limitation, the execution of the “Instrumento Particular de Escritura da 9ª (Nona) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Duas Séries, para Distribuição Pública, da Suzano S.A.” (“Indenture”) and any amendments thereto, the Debentures’ distribution agreement ("Distribution Agreement"), the instruments for contracting the Service Providers and other documents required for registering the Debentures with the B3 S.A. - Brasil, Bolsa, Balcão ("B3"), among other documents; and (6) analysis and resolution on the ratification of all the acts that have been performed by the Company's management related to the above matters.

5. Minutes in Summary Form: The Directors present unanimously approved the drawing up of these minutes in summary form.

6. Resolutions: The Directors present, unanimously and without qualification, approved:

I.the execution of the Issuance and the Offering, under the terms and conditions below:

(a)	Use of Proceeds. The net funds raised by the Company through the payment of Debentures will be allocated, pursuant to article 2, paragraph 1 of Law No. 12,431, of June 24, 2011, as amended (“Law 12,413”) and Decree No. 8,874, of October 11, 2016, as amended (“Decree 8,874”) to cover expenses already incurred and/or to be incurred related to the Project (as may be described in the Indenture), as approved as a priority project through the Ordinance of the Ministry of Mines and Energy No. 1,437, of June 2, 2022, published in the Federal Official Gazette (Diário Oficial da União) on June 6, 2022 ("Ordinance"), being certain that such resources shall be fully allocated to the future payment or reimbursement of expenditures, expenses or debts related to the Project (as defined in the Indenture) that occurred within a period equal or inferior to 24 (twenty-four) months counted from the disclosure date of the closing announcement of the Offering ("Closing Announcement"), as it will be detailed in the Indenture;

(b)Placement. The Debentures shall be object of a public distribution offering, pursuant to the automatic distribution registration procedure set forth in article 26, IV, item (a) of CVM Resolution 160, which shall be carried out pursuant to Law 6,385, the CVM

Resolution 160, the Distribution Agreement and other applicable legal and regulatory provisions, with the intermediation of the Underwriters, under a firm-commitment placement regime, having as its target exclusively professional investors, as defined in articles 11 and 13, of CVM Resolution No. 30, of May 11, 2021, as amended ("CVM Resolution 30");

(c)Number of the Issue. The Debentures represent the tenth issue of debentures of the Company;

(d)Subscription Term. Subject to the requirements to be set forth in the Indenture, the Debentures will be subscribed from the date of the initial distribution of the Offering, and such subscription must be made within 180 (one hundred and eighty) days, counting from the date of release of the Offering initial distribution announcement, pursuant to article 48 of CVM Resolution 160 ("Initial Announcement");

(e)Form of Subscription and Payment. The Debentures will be subscribed and paid-in, at any time, from the date of the initial distribution, as informed in the initial distribution announcement, to be released pursuant to article 13 of CVM Resolution 160, during the Debentures distribution period set forth in article 48 of CVM Resolution 160, in accordance with the procedures of B3, subject to the Distribution Schedule (as shall be defined in the Indenture). The payment price for the Debentures (i) on the first Payment Date (as defined below), will be the Nominal Unit Value of the Debentures; and (ii) on the Payment Dates occurring after the first Payment Date, it will be the Updated Nominal Unit Value of the Debentures, plus the Remuneration, calculated pro rata temporis from the first Payment Date to the date of effective payment ("Payment Price"), and on any Payment Date the Debentures. The premium or discount, as the case may be, must be applied on equal terms to all Debentures of the same series subscribed for and paid in on the same payment date ("Payment Date"). The payment of the Debentures will be made in cash and in Brazilian currency on the Payment Date;

(f)Monetary Adjustment of the Debentures: The Nominal Unit Value of the Debentures or the remaining balance of the Nominal Unit Value of the Debentures will be updated by the accumulated variation of the IPCA, disclosed monthly by the IBGE, calculated in an exponential and cumulative manner pro rata temporis basis per Business Days, from the first Payment Date of the Debentures until the date of their effective payment, and the product of the adjustment will be incorporated into the Nominal Unit Value of the Debentures or the remaining balance of Nominal Unit Value of the Debentures automatically ("Monetary Adjustment of the Debentures" and "Updated Nominal Unit Value of the Debentures", respectively), and calculated in accordance with the formula to be set forth in the Indenture;

(g)Distribution, Trading and Electronic Custody. The Debentures will be deposited at B3 for: (i) distribution in the primary market through MDA - Securities Distribution Module, managed and operated by B3, with the distribution being financially settled through B3; and (ii) trading in the secondary market through CETIP21 - Securities, managed and operated by B3, with the trades being financially settled and the Debentures held in electronic custody at B3;

(h)Total Amount of the Issue. The total Issue amount will be up to BRL 2,000,000,000.00 (two billion Brazilian reais), on the Issue Date ("Total Amount of the Issue");

(i)Quantity of Debentures. There will be issued 2,000,000 (two million) Debentures;

(j)Nominal Unit Value. The Debentures will have a Nominal Unit Value of BRL 1,000.00 (one thousand Brazilian reais), on the Issue Date (“Nominal Unit Value”);

(k)Number of Series. The Issuance will be carried out in a single series;

(l)Form and Proof of Title. The Debentures will be issued in registered and book-entry form, without the issue of certificates, and, for all legal purposes, the title to the Debentures will be evidenced by the deposit account statement issued by the Bookkeeping Agent, and, additionally, with regard to the Debentures that are held in custody electronically at B3, as applicable, a statement will be issued by B3 on behalf of the Debenture Holder, which will serve as proof of title to such Debentures;

(m)Convertibility. The Debentures will be common, that is, they will not be convertible into shares issued by the Company;

(n)Type. The Debentures will be unsecured, pursuant to article 58, caput, of the Brazilian Corporation Law, for this reason they will not have any real or fiduciary guarantee, nor any privilege over the Company's assets. Thus, there will be no segregation of the Company's or third parties' assets to serve as a guarantee to the Debenture Holders, particularly in the event of judicial or extrajudicial execution of the Company's obligations arising from the Debentures and the Indenture;

(o)Issue Date: For all legal effects, the Debentures issue date will be that defined in the Indenture (“Issue Date”);

(p)Yield Start Date: For all legal purposes and effects, the yield start date will be the first Payment Date;

(q)Term and Maturity Date. Subject to the provisions of the Indenture, the term of the Debentures will be 15 (fifteen) years from the Issue Date, maturing, therefore, on a date to be established in the Indenture (“Maturity Date”);

(r)Amortization of the Updated Nominal Value of the Debentures: The Updated Nominal Unit Value of the Debentures or the remaining balance of the Updated Nominal Unit Value of the Debentures, as applicable, will be amortized annually, in 3 (three) consecutive installments, on the 13th (thirteenth), 14th (fourteenth) and 15th (fifteenth) years (including), from the Issue Date, with the first amortization due on a certain date to be established in the Indenture, and the last amortization on the Maturity Date, in accordance with the table to be established in the Indenture (each, an "Amortization Date of the Debentures"), with the exception of payments as a result of Early Maturity Events (as defined below), Optional Extraordinary Amortization of the Debentures (as defined below), Optional Total Early Redemption (as defined below), Optional Acquisition of the Debentures (as defined below) with cancellation of all Debentures and Early Redemption Offering (as defined below), as may be provided for in the Indenture;

(s)Remuneration of the Debentures: The Updated Nominal Unit Value of the Debentures will accrue fixed interest rates corresponding to a certain percentage per year, based on 252 (two hundred and fifty-two) Business Days, equivalent to the rate that is higher between: (i) the percentage corresponding to the internal rate of return of the IPCA+ Treasury with Semiannual Interest (NTN-B), maturing on May 15, 2035, according to the indicative rates published by ANBIMA on its website (http://www.anbima.com.br), to be determined on the closing of the Business Day on the date of the Bookbuilding Procedure, exponentially increased by 0.70% (seventy hundredths percent) per year, base 252 (two hundred and fifty-two) Business Days, or (ii) 5.70% (five integers and seventy hundredths percent) per year, base 252 (two hundred and fifty-two) Days (“Remuneration of Debentures”), calculated exponentially and cumulatively pro rata temporis basis per Business Days elapsed, from the first Payment Date of the Debentures or the immediately preceding Payment Date of the Remuneration of the Debentures, as applicable, until the date of the effective payment. The Remuneration of the Debentures will be calculated in accordance with the formula to be provided for in the Indenture. The final rate of the Remuneration of the Debentures will be reflected by means of an amendment to the Indenture, to be entered into prior to the first Payment Date, without the need for any additional corporate resolution by the Company, or by the Debenture Holders' General Meeting;

(t)Payment of the Remuneration: The Remuneration of the Debentures will be paid, semestrally, with the first payment being made on a specific date to be established in the Indenture and the last payment on the Maturity Date of the Debentures, in accordance with the table to be established in the Indenture (each a "Debenture Payment Date"), a "Debenture Remuneration Payment Date"), with the exception of payments as a result of Early Maturity Events, Optional Total Early Redemption, Optional Acquisition of Debentures with cancellation of all Debentures and Early Redemption Offer, as may be provided for in the Indenture;

(u)Bookbuilding Procedure. The procedure for collecting investment intentions will be adopted, being organized by the Underwriters, without receiving reserves and minimum or maximum lots, in order to verify demand for the Debentures ("Bookbuilding Procedure");

(v)Scheduled Renegotiation. The Debentures will not be subject to scheduled renegotiation;

(w)Risk Rating. Fitch Ratings Brasil Ltda. will be hired as the risk rating agency for the Debentures (“Risk Rating Agency”). During the term of the Debentures, the Company shall maintain a contract with the Risk Rating Agency for the annual update of the Debentures’ risk rating, and, if the Company choose to change, at any time, the Rating Agency of Risk, or the Risk Rating Agency ceases its activities in Brazil or, for whatever reason, is or is prevented from issuing the rating, the Company may replace the Risk Rating Agency, without the need for approval by the Debenture Holders, provided that the substitute rating agency should be Standard & Poor's Ratings do Brasil Ltda. or Moody's Local BR Agência de Classificação de Risco Ltda.;

(x)Optional Total Early Redemption. The Company may choose, at its sole discretion, to redeem all of the Debentures ("Optional Total Early Redemption"), pursuant to CMN Resolution No. 4,751 or otherwise, provided that this is legally permitted and duly regulated by the CMN, pursuant to Law No. 12. 431, with consequent cancellation of the Debentures effectively redeemed, provided that: (a) the minimum weighted average term of four (4) years of payments elapsed between the Issue Date and the date of the effective Optional Total Early Redemption of the Debentures, or other term that may be authorized by applicable laws and regulations; (b) the provisions of item II of article 1, paragraph 1, of Law 12. 431, in CMN Resolution 4,751 and other applicable legislation or regulations; and (c) the terms and conditions to be established in the Indenture. Upon Optional Total Early Redemption of the Debentures, the amount to be paid by the Company in relation to each of the Debentures will be equivalent to the Optional Total Early Redemption Amount (as defined bellow);

(y)Early Redemption Offering. The Company may undertake an early redemption offering for all of the Debentures, at its sole discretion, addressed to all Debenture Holders, without distinction, ensuring equal conditions to all Debenture Holders, to accept the early redemption offering of the Debentures held by them, pursuant to the terms and conditions set forth in the Indenture ("Early Redemption Offering"). Considering that the Debentures will have the incentive provided for in Law 12,431, for the Early Redemption Offering, it shall be observed the rules provided for in the mentioned Law, the rules issued by the CMN and the applicable legislation and regulations and, in addition, the weighted average term superior to 4 (four) years of payments elapsed between the Issue Date and the date of the effective early redemption or other that may be authorized by the applicable legislation or regulations. Subject to the legislation and regulations in effect at the time of the Early Redemption Offering, the amount to be paid in relation to each of the Debentures will be equivalent to the remaining Updated Nominal Unit Value of the Debentures, plus (i) the Remuneration accrued until the date of effective early redemption, calculated pro rata temporis, from the first Payment Date or from the immediately preceding Remuneration payment date, as the case may be, until the date of effective redemption; and (ii) if applicable, the redemption premium indicated in the Announcement of the Early Redemption Offering, which if any, may not be negative. The Debentures redeemed in the Early Redemption Offering will be cancelled mandatorily;

(z)Partial Optional Early Redemption. Partial optional early redemption of the Debentures will not be permitted;

(aa)Optional Acquisition of Debenture. Subject to the provisions of CVM Resolution No. 77, dated March 29, 2022 ("CVM Resolution 77"), the Company may, at its sole discretion, after 2 (two) years have elapsed from the Issue Date or such shorter period as may be authorized by applicable laws and regulations, and subject to the provisions of items I and II of paragraph 1 of article 1 of Law 12. 431, in article 55, paragraph 3 of the Corporation Law and in the applicable CVM regulations, to acquire Debentures, at an amount equal to or lower than the Updated Nominal Unit Value of the Debentures, such fact to be included in the Company's management report and financial statements, or at an amount higher than the Updated Nominal Unit Value of the Debentures, being that the Company shall, prior to the acquisition, send individual notice to the Debenture Holders, with copy to the Fiduciary Agent, or publish an announcement, under the terms to be provided for in the Indenture, about its intention, pursuant to article 19 et seq. of CVM Resolution 77 or CVM rule that may replace it ("Optional Acquisition");

(bb)Extraordinary Early Amortization. Pursuant to article 1, paragraph 1, item II, of Law 12. 431, if regulated by the CMN and if such regulation is applicable to the Debentures, the Company may, in the manner to be regulated by the CMN, early amortize up to 98% (ninety-eight percent) of the Updated Nominal Unit Value of the Debentures, at its sole discretion, upon payment of the Optional Extraordinary Amortization Amount of the Debentures, as defined in the Indenture ("Optional Extraordinary Amortization of the Debentures"). The amount of the Optional Extraordinary Amortization of the Debentures to which the Debenture Holders will be entitled upon the Optional Extraordinary Amortization of the Debentures will be equivalent to the Optional Extraordinary Amortization Amount (as defined below);

(cc)Optional Total Early Redemption Amount and Optional Extraordinary Amortization Amount. Upon Optional Total Early Redemption of the Debentures or Optional Extraordinary Amortization of the Debentures, the amount to be paid by the Company in relation to each of the Debentures will be equivalent to the amount indicated in item "(i)" or in item "(ii)" below, whichever is greater ("Optional Total Early Redemption Amount" or "Optional Extraordinary Amortization Amount", as the case may be, subject also to the provisions of item III, of article 1, of CMN Resolution No. 4,751: (i) the Updated Nominal Unit Value of the Debentures, multiplied by the percentage that will be object of the respective Optional Extraordinary Amortization, as the case may be, plus (a) the respective Debentures Remuneration, calculated pro rata temporis since the first Debentures Payment Date or the immediately preceding Debentures Payment Date of the Remuneration, as the case may be, inclusive, until the date of the effective Optional Total Early Redemption or Optional Extraordinary Amortization of the Debentures, as the case may be; (b) the Default Charges, if any; and (c) any pecuniary obligations and other accruals referring to the Debentures; or (ii) the present value of the remaining amortization payment installments of the Updated Nominal Unit Value of the Debentures, multiplied by the object percentage that will be object of the respective extraordinary amortization, as the case may be, plus (a) the respective Debentures Remuneration, using as discount rate the internal rate of return of the public security IPCA+ Treasury with semi-annual interest (NTN-B), with duration closest to the remaining duration of the Debentures, on the date of the respective Optional Total Early Redemption or of the respective Optional Extraordinary Amortization, using the indicative price published by ANBIMA on its website (http: //www.anbima.com.br) calculated on the second Business Day immediately preceding the date of the Optional Total Early Redemption or Optional Extraordinary Amortization, calculated pursuant to the formula to be set forth in the Indenture, and

(b) the Default Charges, if any; and (c) any pecuniary obligations and other accruals referring to the Debentures;

(dd) Default Charges: Notwithstanding the Remuneration, in the event of default in the payment by the Company of any amount due to the Debenture Holders, the overdue debts incurred and unpaid by the Company shall be subject to, regardless of notice, notification or judicial or extrajudicial interpellation (i) default interest of 1% (one percent) per month, calculated pro rata temporis, from the date of default to the date of actual payment; and (ii) a conventional fine, irreducible and of a non-compensatory nature, of 2% (two percent) per month, from the date of default to the date of actual payment; both calculated on the amount due and unpaid ("Default Charges");

(ee)Early Maturity: The Fiduciary Agent shall consider all obligations under the Indenture to be accelerated, automatically or not, regardless of notice, summons or notification, judicial or extrajudicial, in the occurrence of the events to be described in the Indenture, observing the respective remedy period, as applicable (each one, an "Event of Early Maturity");

(ff)Preemptive Rights. There will be no preemptive rights for the Company's current shareholders in the subscription of the Debentures; and

(gg)Other Characteristics: all other characteristics of the Debentures will be described in the Indenture.

II.the hiring of the Service Providers, by means of the signature of the respective contracting instruments;

III.the execution of all and any instruments, agreements and documents and their eventual amendments and practice of all acts necessary or suitable for the formalization of the resolutions approved above, including the amendment to the Indenture to reflect the final rate of the Remuneration of the Debentures and the Remuneration of the Second Series Debentures;

IV.the execution of derivative transactions linked to the Debentures, with the exclusive purpose of hedge or protection that does not allow the leveraging of risk;

V.the authorization to the Company's officers and/or their legally constituted attorneys-in-fact, observing the provisions in the Company's Bylaws, to represent the Company in the practice of all necessary or suitable acts for the formalization of the above resolutions, including, but not limited to the execution and negotiation of the Indenture, and, also regarding the Clauses that will define the Optional Early Redemption, the Early Redemption Offering and the Optional Extraordinary Amortization, the Distribution Agreement and other documents required for the registration of the Debentures with the B3, among other documents; and

VI.the ratification of all acts that have been practiced by the Company's management related to the above matters.

7. Adjournment: There being no further business to discuss, the meeting was closed. The minutes of the meeting were drafted, read, approved and will be signed electronically by all the attending Directors, with the signatures having retroactive effect to the date of the meeting. It is noted that the documents and presentations that were the basis for the matters dealt with at this meeting have been filed in the Portal de Governança. Signatures: Chairman of the Board: David Feffer. Vice - Chairman of the Board: Marcos Moreno Chagas Assumpção. Directors: David Feffer, Daniel Feffer, Nildemar Secches, Ana Paula Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo, SP, September 05, 2023.

______________________________

Marcos Moreno Chagas Assumpção

Secretary